FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, September 22, 2010

INTENTION TO MAKE A
NORMAL COURSE ISSUER BID

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it intends to make a Normal Course Issuer Bid, subject to regulatory approval, for up to 1,600,000 of its subordinate voting shares through the facilities of the Toronto Stock Exchange (the “TSX”).  Purchases will be made in accordance with the rules and policies of the TSX and shares purchased will be cancelled.  As at September 14, 2010, Fairfax had 19,927,389 outstanding subordinate voting shares and the maximum number of shares to be purchased under the bid represents approximately 10% of the public float of 16,260,478 subordinate voting shares of Fairfax.  The average daily trading volume of the subordinate voting shares of Fairfax on the TSX for the six months ended August 31, 2010, calculated in accordance with the rules of the TSX for the purposes of the bid, is 29,117 shares.  In accordance with the rules of the TSX, 25% of that average daily trading volume (7,279) represents Fairfax’s daily limit (excluding permitted block purchases) for purchases under the bid made through the facilities of the TSX.  This bid will commence September 24, 2010 and may extend until September 23, 2011.

From time to time, when Fairfax does not possess material nonpublic information about itself or its securities, it may, in accordance with the requirements of applicable securities laws and the TSX, enter into a pre-defined plan with its broker to allow for the purchase of its subordinate voting shares under the bid at times when it ordinarily would not be active in the market due to its own internal trading blackout periods.

Fairfax is making this Normal Course Issuer Bid because it believes that in appropriate circumstances its subordinate voting shares represent an attractive investment opportunity and that consequently purchases under the bid will enhance the value of the shares held by the remaining shareholders.

Fairfax has purchased 323,500 of its subordinate voting shares at a weighted average price per share of Cdn $371.90 under its Normal Course Issuer Bid which commenced September 24, 2009 and will terminate on September 23, 2010.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         John Varnell, Chief Financial Officer, at (416) 367-4941

Media Contact
Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946